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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 4)

                              -----------------
                                 ACSYS, INC.
                    (Name of Subject Company (issuer))

                                 VEDIOR N.V.
                                 TIBERIA B.V.
                             PLATFORM PURCHASER INC.
                      (Names of Filing Persons (Offerors))

                             COMMON STOCK, NO PAR VALUE
         (including associated Series A Junior Participating Preferred
                               Stock Purchase Rights)
                           (Title of Class of Securities)

                                    00087X 103
                       (CUSIP Number of Class of Securities)

                                C.K. ZACHARY MILES
                    C/O SELECT APPOINTMENTS NORTH AMERICA INC.
                              60 HARVARD MILL SQUARE
                               WAKEFIELD, MA 01880
                                 (781) 213-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of the Filing Persons)

                                  -------------
                                    COPY TO:

                                  SCOTT J. DAVIS
                              MAYER, BROWN & PLATT
                             190 SOUTH LASALLE STREET
                           CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

                                  -------------

                             CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                AMOUNT OF FILING FEE**
----------------------                                -----------------------
       $84,182,055                                          $16,837

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 * Calculated solely for purposes of determining the filing fee, assuming the purchase of 16,836,411 shares at the tender offer price of $5.00 per share of common stock.

** Previously paid in connection with the filing made on April 27, 2000.

/ / Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid: N/A
    Form or Registration No.:   N/A
    Filing Party:   N/A
    Date filed:   N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ Third party tender offer subject to Rule 14d-1.

/ / Issuer tender offer subject to Rule 13e-4.

/ / Going-private transaction subject to Rule 13e-3.

/ / Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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    This Amendment No.  4 further amends and supplements the Tender Offer
Statement on Schedule TO (as amended to date, the "Schedule TO") filed with the Securities and Exchange Commission on April 27, 2000, by Vedior N.V. ("Vedior"), a company organized under the laws of the Netherlands, Tiberia B.V. ("Tiberia"), a company organized under the laws of the Netherlands, and Platform Purchaser Inc., a Georgia corporation (the "Purchaser") and an affiliate of Vedior and to become, immediately prior to the initial purchase of Shares (as defined below) under the Offer (as defined below), a wholly owned subsidiary of Tiberia. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, no par value per share (including the associated series A junior participating preferred stock purchase rights, the "Shares"), of Acsys, Inc., a Georgia corporation (the "Company"), at a purchase price of $5 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO. The following items in the Schedule TO are hereby amended in order to amend in the manner described below the disclosure appearing in the following sections of the Offer to Purchase included in the Schedule TO:

ITEM 8: INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Item 8 of the Schedule TO is hereby amended by adding the following language:

        At 12:00 midnight, New York City time on Wednesday, May 24, 2000, the Offer expired. Based on preliminary information provided by the Paying Agent, 14,186,892 Shares were validly tendered and not withdrawn pursuant to the Offer (including approximately 214,810 Shares subject to guarantees of delivery). Purchaser has accepted for payment all such Shares at the Offer Price. After giving effect to the results of the Offer, and prior to giving effect to the purchase of any Shares validly tendered and accepted for payment during the subsequent offering period described in the Offer to Purchase, Tiberia presently beneficially owns approximately 14,186,892 Shares, or approximately 97.8% of the total Shares outstanding.

ITEM  12: EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

     (a)(5)(A)  Press Release issued by Vedior on May 25, 2000.

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                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               VEDIOR N.V.


                               By: /s/  C.K. Zachary Miles
                                   -----------------------------------
                                   Name: C.K. Zachary Miles
                                   Title: Chief Financial Officer


                               TIBERIA B.V.


                               By: /s/  C.K. Zachary Miles
                                   ------------------------------------
                                   Name: C.K. Zachary Miles
                                   Title: Managing Director


                               PLATFORM PURCHASER INC.


                               By: /s/  C.K. Zachary Miles
                                   -----------------------------------
                                   Name: C.K. Zachary Miles
                                   Title: President

Dated:  May 25, 2000





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                              INDEX TO EXHIBITS

ITEM         DESCRIPTION
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
(a)(5)(A)    Press Release issued by Vedior on May 25, 2000.